919 THIRD AVENUE NEW YORK NEW YORK 10022-3908

January 11, 2016	Martin C. Glass Tel +1 212 891 1672 mglass@jenner.com

VIA OVERNIGHT COURIER

Loan Lauren P. Nguyen Legal Branch Chief Office of Natural Resources United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
Re:	Snyder’s-Lance, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed December 23, 2015 File No.: 333-208214

Dear Ms. Nguyen:

On behalf of Snyder’s-Lance, Inc. (the “Registrant” or “Snyder’s-Lance”), we hereby submit the Registrant’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 7, 2016 with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 (“Amendment No. 1”), filed with the Commission on December 23, 2015.

This letter is being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via overnight courier a hard copy of this letter.

For the convenience of the Staff, the Staff’s comment is reproduced below and followed by the response of the Registrant. All references to page numbers in the Registrant’s responses are to the pages in Amendment No. 1.

CHICAGO LONDON LOS ANGELES NEW YORK WASHINGTON, DC	WWW.JENNER.COM

United States Securities and Exchange Commission

January 11, 2016

Diamond Proposal 1: Adoption of the Merger Agreement and Snyder’s-Lance Proposal 1: Approval of the Stock Issuance, page 85

Background of the Merger, page 85

1.	We note your response to our prior comment 8. Please clarify whether Morgan Stanley provided Credit Suisse with financial projections, assessments as to potential transaction synergies and planned operating costs reductions on October 21, 2015.

Response:

In response to the Staff’s comment, we respectfully inform the Staff that the Registrant has been advised by Morgan Stanley that on October 21, 2015, Morgan Stanley provided Credit Suisse with certain financial projections of Snyder’s-Lance, consisting of net income and planned operating cost reductions projected to be realized in 2016, and assessments as to potential transaction synergies (the “Financial Information”) and that the material portions of the financial projections included in the Financial Information are reflected in the combined companies future financial performance summarized under the caption “Certain Unaudited Prospective Financial Information of Snyder’s-Lance Reviewed in Connection With the Proposed Merger”, whereas the material Financial Information relating to the potential transaction synergies and planned operating cost reductions is summarized under the caption “Certain Unaudited Prospective Financial Information of Snyder’s-Lance Reviewed in Connection With the Proposed Merger” and under the caption “Unaudited Pro Forma Condensed Financial Statements”, including in the first full sentence of the fourth full paragraph on page 46, which states, “The unaudited pro forma condensed combined financial statements do not reflect the expected realization of approximately $75 million in synergies by the end of the second year following the completion of proposed merger”.

Please contact the undersigned at (212) 891-1672 or Kevin T. Collins at (212) 891-1634 or Jason M. Casella at (212) 891-1646 should you require further information or have any questions.

Sincerely,

/s/ Martin C. Glass

Martin C. Glass

cc:	Jeannette Wong, Karl Hiller and Karina Dorin United States Securities and Exchange Commission Douglas N. Cogen, Esq., Horace Nash, Esq. and Kee Bong Kim, Esq. Fenwick & West LLP